UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 1-7819

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

ANALOG DEVICES, INC.
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

One Technology Way
Norwood, Massachusetts 02062-9106

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

Financial Statements

—	Audited Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.

—	Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003.

Supplemental Schedule

—	Schedule H-Line 4i — Schedule of Assets (Held at End of Year)

Exhibits

—	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm, filed herewith.
EX-23.1 Consent of Ernst & Young LLP dated June 10, 2005

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Administration Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan

We have audited the accompanying statements of net assets available for benefits of Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Boston, Massachusetts
April 11, 2005

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS
Investments, at fair value	$676,623,749	$654,423,308
Accrued interest and dividends	1,049,180	233,660
Employer contributions receivable	732,418	475,352
Employee contributions receivable	516,530	603,282
Participant loans receivable	9,114,116	8,554,700

Total assets	688,035,993	664,290,302

LIABILITIES
Payables – Pending investment transactions	(1,154,767)	(431,180)

Net assets available for benefits	$686,881,226	$663,859,122

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2004 and 2003

	2004	2003
Investment (loss) income:
Interest income	$395,510	$458,062
Net (depreciation) appreciation in fair value of investments	(14,835,219)	165,242,968
Dividend income and capital gains distributions	10,679,270	5,766,251

Net investment (loss) income	(3,760,439)	171,467,281

Contributions:
Employer	22,255,646	21,245,921
Employee	27,936,090	24,190,194

Total contributions	50,191,736	45,436,115

Participant withdrawals	(23,409,193)	(27,108,492)

Net increase in net assets available for benefits	23,022,104	189,794,904

Net assets available for benefits at beginning of year	663,859,122	474,064,218

Net assets available for benefits at end of year	$686,881,226	$663,859,122

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

A. Description of Plan

The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective on the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.

3. Contributions. Basic contributions will be made at the sole discretion of the Company. For 2004 and 2003, the Company decided to make the annual basic contribution at 5% of each participant’s total eligible compensation. The Internal Revenue Service defined total eligible compensation as an amount not to exceed $205,000 for 2004 and $200,000 for 2003. For 2005, this amount will increase to $210,000. The Company matches each participant’s pre-tax contribution, if any, by contributing an amount not to exceed 3% (for all participants, except those eligible to participate in the Deferred Compensation Plan) of such participant’s total eligible compensation. A participant may voluntarily contribute to the Plan up to 50% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $13,000 in 2004 and $12,000 in 2003. This amount will increase to $14,000 for 2005.

Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

4. Investment Options. The investment options of the Plan are listed below.

Analog Devices, Inc. Common Stock Fund
Calamos Growth Fund
Fidelity Diversified International Fund
Fidelity Equity Income Fund
Fidelity Growth Company Fund
Fidelity Growth & Income Portfolio
Fidelity Low-Priced Stock Fund
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Magellan Fund
Fidelity U.S. Bond Index Fund
Fidelity U.S. Equity Index Commingled Pool
Fidelity Income Fund
Hotchkis and Wiley Mid-Cap Value Fund
Templeton Foreign Fund I
Spartan International Index Fund
Royce Low-Priced Stock Fund
Vanguard Mid-Cap Index Fund
Vanguard Short-Term Bond Index Fund
Vanguard Small-Cap Index Fund

Additionally, participants have the option to invest vested assets in Fidelity and non-Fidelity funds, which are not offered in the Plan, through a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.

5. Vesting. Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from the participants’ compensation. Investment income on employee contributions vests as earned. Effective January 1, 2002, company match contributions made thereon and investment earnings become 100% vested after three years of service. Company contributions (both basic and pre-2002 match) and investment earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company, (ii) after reaching age 65 or (iii) upon death or permanent disability while employed by the Company.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant’s vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant’s vested benefits are less than $5,000 for 2004 and 2003, upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Effective March 28, 2005 the $5,000 has been reduced to $1,000. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.

7. Loans. Participants may borrow the lesser of 50% of their vested account balance or $50,000, as defined by the Plan. Participants repay loans plus interest to their accounts through payroll deductions generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to twenty years. The interest rate on loans, which is announced quarterly, is tied to the interest rate of Treasury Bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.

8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for employee and Company contributions, withdrawals and a pro rata share of net investment income (loss). Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated after December 31, 1984 returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company.

All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant’s account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.

9. Investment allocation. The vested and nonvested share of a participant’s account balance is invested in one or more of the funds depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in the Fidelity Income Fund.

10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

B. Summary of Significant Accounting Policies

1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Investments. Investments are reported at fair value, based on quoted market prices. Participant loans are reported at their outstanding carrying balance, which approximates fair value.

3. Contributions. Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

4. Investment income (loss). Net investment income (loss) consists of interest income, dividends and capital gain/loss distributions from the money market and mutual funds, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the period.

All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

5. Income tax status. The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Administrative expenses. For the years ended December 31, 2004 and 2003, the Company elected to pay the administrative expenses of the Plan.

7. Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

8. Reclassifications. Certain 2003 financial statement amounts have been reclassified to conform with the 2004 presentation.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

9. Risk and Uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

C. Trustee and Plan Recordkeeper

Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

D.Investments

The following investments represent 5 percent or more of the Plan’s net assets.

	December 31,
	2004	2003
Analog Devices, Inc. Common Stock Fund	$170,487,267	$222,690,927

Fidelity Income Fund	132,375,094	129,208,765

Fidelity Magellan Fund	50,642,869	55,146,220

Fidelity Equity Income Fund	47,161,446	39,344,041

Fidelity Growth Company Fund	46,399,620	40,162,339

Fidelity Low-Priced Stock Fund	43,961,017	—

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended
	December 31,
	2004	2003
Common stock	$(39,631,868)	$116,374,355
Mutual funds	24,651,280	48,688,069
Bonds	(3,769)	(4,826)
Others	149,138	185,370

Net (depreciation) appreciation in fair value of investments	$(14,835,219)	$165,242,968

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2004

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003

SCHED. H-LN 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

		Current
	Shares	Value
Description of Investment:
Fidelity (1) Income Fund	132,375,094	$132,375,094
Fidelity (1) Diversified International Fund	79,830	2,286,322
Fidelity (1) Equity Income Fund	893,548	47,161,446
Fidelity (1) Freedom Income Fund	253,306	2,854,753
Fidelity (1) Freedom 2000 Fund	185,008	2,234,894
Fidelity (1) Freedom 2005 Fund	29,709	320,853
Fidelity (1) Freedom 2010 Fund	733,657	9,992,411
Fidelity (1) Freedom 2015 Fund	30,370	335,588
Fidelity (1) Freedom 2020 Fund	639,228	8,923,627
Fidelity (1) Freedom 2025 Fund	40,378	455,465
Fidelity (1) Freedom 2030 Fund	838,741	11,809,479
Fidelity (1) Freedom 2035 Fund	7,552	86,395
Fidelity (1) Freedom 2040 Fund	276,770	2,288,885
Fidelity (1) Growth Company Fund	827,530	46,399,620
Fidelity (1) Growth & Income Portfolio	426,580	16,299,606
Fidelity (1) Low-Priced Stock Fund	1,092,199	43,961,017
Fidelity (1) Magellan Fund	487,936	50,642,869
Fidelity (1) U.S. Bond Index Fund	1,884,705	20,995,611
Fidelity (1) US Equity Index Commingled Pool	408,304	15,278,740
Calamos Growth Fund	48,148	2,550,887
Hotchkis and Wiley Mid-Cap Value Fund	176,159	4,807,371
Royce Low-Priced Stock Fund	151,930	2,329,092
Templeton Foreign Fund I	1,201,026	14,772,614
Spartan International Index Fund	13,601	435,516
Vanguard Mid-Cap Index Fund	109,739	1,716,315
Vanguard Short-Term Bond Index Fund	18,180	184,346
Vanguard Small-Cap Index Fund	37,528	1,006,499
Participants Self-Directed Brokerage Accounts		63,631,167

		506,136,482

Analog Devices, Inc. Common Stock Fund:
Analog Devices Inc. Common Stock(1)	4,390,723	162,105,493
Fidelity (1) Institutional Cash Portfolio — Money Market Portfolio	8,381,774	8,381,774

		170,487,267

		$676,623,749

Participant Loans Receivable (1) (2)		$9,114,116

(1)	Indicates party-in-interest to the Plan.

(2)	The loan account at December 31, 2004 bears interest at rates ranging from 3.5% to 11.96% with terms ranging from less than 1 year to 21 years.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC. THE INVESTMENT PARTNERSHIP PLAN (the Plan)

By:	/s/ Joseph E. McDonough
Joseph E. McDonough
Vice President-Finance and Chief Financial Officer of Analog Devices, Inc. and Member of The Investment Partnership Plan Administration Committee

June 14, 2005